SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2006
Commission File Number	000-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release dated January 26, 2006.

DOCUMENT 1

For Immediate Release	January 26, 2006

TORONTO, ONTARIO, January 26, 2006 – Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has issued 1,661,130 common shares to Azimuth Opportunity, Ltd. (Azimuth) for gross proceeds of C$5 million pursuant to the exercise of a draw down under the terms of its equity draw down facility. The details of the draw down are set out in a pricing supplement dated January 25, 2006 which is available at the SEDAR web-site at www.sedar.com.

Azimuth may, during the period commencing on January 26, 2006 and ending 40 days thereafter (distribution period), distribute the common shares acquired from Crystallex pursuant to the draw down to purchasers through the facilities of the Toronto Stock Exchange (TSX purchasers). Crystallex’s prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies and registers the distribution of common shares by Azimuth to TSX purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX purchasers. TSX purchasers will, however, have the statutory rights for rescission or damages described under “Purchasers’ Statutory Rights” in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available at the SEDAR web-site at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	January 26, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Vice President, Controller